SilverCrest Metals Begins Trading on the OTCQX® Market

TSX-V: SIL | OTCQX: SVCMF

VANCOUVER, May 15, 2017 /CNW/ - SilverCrest Metals Inc. (TSX-V: SIL | OTCQX: SVCMF) ("SilverCrest Metals" or the "Company") is pleased to announce it has qualified for trading on the OTCQX® Best Market, operated by OTC Markets Group, under its existing ticker symbol "SVCMF".

The OTCQX market is reserved for established, investor-focused U.S. and global companies that meet the highest financial standards, provide timely news and disclosure to investors, and are sponsored by a professional third-party advisor.

N. Eric Fier, President and CEO of SilverCrest Metals stated: "We are excited about moving to the OTCQX market and it is an important step forward for us as we continue our efforts on increasing awareness, visibility and liquidity for the Company. We believe it will provide us with an opportunity to expand our current U.S. shareholder base and a better trading platform for the investors in general."

"Trading on OTCQX will allow SilverCrest Metals to efficiently leverage its existing TSX Venture listing to build visibility and provide a more transparent trading market for U.S. investors," said Jason Paltrowitz, Executive Vice President of Corporate Services at OTC Markets Group. "We are pleased to welcome SilverCrest Metals to the OTCQX Best Market."

U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company is led by a proven management team in all aspects of the precious metal mining sector, including the pioneering of a responsible "phased approach" business model taking projects through discovery, finance, on time and on budget construction, and production with subsequent increased value to shareholders.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/15/c6287.html

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For further information: SilverCrest Metals Inc.: Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:00e 15-MAY-17